As filed with the Securities and Exchange Commission on August 24, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two non-voting preferred shares, without par value, of Companhia Brasileira de Distribuição	100,000,000 American Depositary Shares	$5.00	$5,000,000	$153.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-134232).

EMM910324_4.DOC

The prospectus consists of the proposed form of amended and restated American Depositary Receipt included as Exhibit A to the amended and restated form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM910324_4.DOC

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 13, 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of [____________], 2007, among  Companhia Brasileira de Distribuição, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

*b.

Letter agreement among Companhia Brasileira de Distribuição and The Bank of New York relating to pre-release activities. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

________________

*

Incorporated by reference to Registration Statement on Form F-6 No. 33-99758.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 15, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for two non-voting preferred shares, without par value, of Companhia Brasileira de Distribuição.

By:

The Bank of New York,
 As Depositary

By:  \s\ Keith Galfo

Name: Keith Galfo

Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, Companhia Brasileira de Distribuição has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Sao Paulo, Brazil on August 15, 2007.

Companhia Brasileira de Distribuição

By:  \s\ Cássio Casseb Lima

By:  \s\ Enéas César Pestana Neto

Name: Cássio Casseb Lima

Name:  Enéas César Pestana Neto

Title:   Chief Executive Officer

Title:  Chief Financial Officer

Principal Executive Officer

Principal Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 15, 2007.

________________________________

\s\ Donald J. Puglisi

Name: Valentim dos Santos Diniz

Name:Donald J. Puglisi

Director, Honorable Chairman

Authorized U.S. Representative

\s\ Abilio dos Santos Diniz

\s\ Cássio Casseb Lima

Name: Abilio dos Santos Diniz

Name: Cássio Casseb Lima

Director, Chairman of the Board of Directors

Chief Executive Officer

Principal Executive Officer

\s\ Ana Maria Falleiros dos Santos Diniz D’Avila

\s\ Enéas César Pestana Neto

Name: Ana Maria Falleiros dos Santos Diniz D’Avila

Name: Enéas César Pestana Neto

Director

Chief Financial Officer

Principal Financial Officer

\s\  João Paulo Falleiros dos Santos Diniz

\s\  Fernando Custódio Zancopé

Name: João Paulo Falleiros dos Santos Diniz

Name: Fernando Custódio Zancopé

Director

Principal Accounting Officer

\s\  Pedro Paulo Falleiros dos Santos Diniz

Name: Pedro Paulo Falleiros dos Santos Diniz

Director

________________________________

Name: Geyze Marchesi Diniz

Director

________________________________

Name: Maria Silvia Bastos Marques

Director

\s\ Gerald Dinu Reiss

Name: Gerald Dinu Reiss

Director

\s\ Candido Botelho Bracher

Name: Candido Botelho Bracher

Director

\s\ Jean-Charles Henri Naouri

Name: Jean-Charles Henri Naouri

Director

\s\ Michel Alain Maurice Favre

Name: Michel Alain Maurice Favre

Director

\s\  Hakim Lurent Aouani

Name: Hakim Laurent Aouani

Director

Name: Francis André Mauger

Director

\s\  Fábio Schvartsman

Name: Fábio Schvartsman

Director

______________________________________

Name: Xavier Michel Marie Jacques Desjobert

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of _______________, 2007, among Companhia Brasileira de Distribuição, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.